SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders



A special meeting of shareholders of Credit Suisse Global Health
Sciences Fund, Inc. was held on August 1, 2003. The results of the votes tabulated at the special meeting are reported below.
To elect eight Directors to the Board of Directors

Name of Director	For			Withheld

Richard H. Francis	1,193,565 shares	267,313 shares
Jack W. Fritz		1,191,366 shares	269,513 shares
Joseph D. Gallagher	1,192,739 shares	268,140 shares
Jeffery E. Garten	1,192,636 shares	268,242 shares
Peter F. Krogh		1,192,738 shares	268,141 shares
James S. Pasman, Jr.	1,191,329 shares	269,549 shares
William W. Priest	1,190,661 shares	270,218 shares
Steven N. Rappaport	1,192,422 shares	268,457 shares